Exhibit 99.2

JOINDER

TO

SHAREHOLDERS AGREEMENT

In consideration of the transfer to the undersigned of 1,380,498 shares of Common Stock, par value $.001 per share, of TAL International Group, Inc., a Delaware corporation (the “Company”), and the registration of such transfer on the books of the Company, JZ Capital Partners Limited (the “Shareholder”) and the Company agree that, as of the date written below, the Shareholder shall become a party as a Shareholder to the Amended and Restated Shareholders Agreement, dated as of October 11, 2005 (the “Shareholders Agreement”), and shall be bound by all of the terms and provisions of the Shareholders Agreement, as though it were an original party thereto.

Executed as of this 1st day of November, 2008.

JZ CAPITAL PARTNERS LIMITED

By:/s/ David W. Zalaznick
 Name:  David W. Zalaznick

Title:  Investment Manager

TAL INTERNATIONAL GROUP, INC.

By: /s/ Brian M. Sondey

Name:  Brian M. Sondey

Title:  President and CEO